UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	December 19, 2007

Peter C. Nelson
President and CEO
California Water Service Group
1720 North First Street
San Jose, California  95112

Re:		California Water Service Group
	Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 14, 2007
Forms 10-Q for the Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
 	Definitive Schedule 14A
	Filed March 14, 2007
	File No. 1-13883


Dear Mr. Nelson:

      We have reviewed your filings and have the following comments.
You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9a. Controls and Procedures, page 73
1. The third paragraph on page 73 states that your CEO and CFO concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in your Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified by the SEC, and that material information related to you and your subsidiaries is made known to management, including the CEO and CFO, particularly during the period when your periodic reports are being prepared. Please revise future filings to follow the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Your reference to disclosure controls and procedures on page 73 tracks some of the language from the certification of Item 601(b)(31)
of Regulation S-K.
2. We also note the paragraph titled "Inherent Limitations on Effectiveness of Controls" on page 74. Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Part IV
Item 15. Exhibits, Financial Statement Schedules
3. We note that Exhibit 32 refers to "this Quarterly Report on
Form
10-Q."  Please refile with a corrected Exhibit 32.

Forms 10-Q for the Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
4. We note references to your disclosure controls and procedures "functioning effectively to provide reasonable assurance that the information required to be disclosed in periodic SEC filings is reported within the time periods specified by SEC rules and regulations." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and that your disclosure controls and procedures are effective at that reasonable assurance level. See comment two above.

Definitive Schedule 14A filed March 14, 2007
Compensation Discussion and Analysis, page 14
5. You disclose on page 14 of your proxy statement that the Committee reviewed Watson Wyatt and Saje Consulting Group surveys in connection with executive compensation. In future filings, please revise to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, we note your disclosure lacks discussion of the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.
6. We note the six elements of compensation beginning on page 15 and the statement that the Committee has set target compensation for base salaries and long-term compensation independently. It is not clear if and how decisions regarding each element factored into decisions regarding the other elements. See Item 402(b)(1)(vi). Please revise future filings as appropriate. For example, please identify and explain the different aspects of the "survey data and other factors" that the Chairman and Committee take into account when deciding the different elements of compensation.
7. It is unclear how the Committee came to the conclusions that it did regarding base salary for the different named executive officers, as described in footnotes 5, 6, 9, 10, and 11 of the Summary Compensation Table. Similarly, it is unclear how the Committee determined the varying amounts of compensation granted to (i) individuals, as in footnote 1 on page 19, and (ii) all named executive officers, as in footnote 4 on page 20. Note that the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure in future filings to explain the differences in the types and amounts of compensation awarded to the named executive officers.
Please refer to Item 402(b)(2)(vii) of Regulation S-K and Section II.B.1. of Commission Release No. 33-8732A.

Grants of Plan-Based Awards, page 19
8. It is not clear why you have not provided disclosure under columns
(d) through (i) of the table.  We refer you to paragraphs
(d)(2)(iii)
and (iv) of Item 402 of Regulation S-K. Please advise us in this regard, with a view to disclosure.



      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez, Senior Staff Attorney, at (202)
551-3536, or me at (202) 551-3720 if you have any questions regarding your filing or this review.


      Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Lynne McGee
	Fax: (408) 367-8430

Peter C. Nelson
California Water Service Group
December 19, 2007
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